Exhibit 4.33

FEDERAL SURVEILLANCE SERVICE FOR COMMUNICATIONS

LICENSE

No. 37169

Details of the Licensee:

Open Joint Stock Company

Vimpel-Communications

Location:

127083, Moscow, Ul. 8-Marta, 10, bldg. 14

Type of Services:

Long-distance and international telephony services

This License includes license terms on 4 pages

Term of validity of the License:	from December 12, 2005 to December 13, 2012

Services to be rendered as of
(no later than):	December 12, 2007

Deputy Head	/s/ S.A. Malyanov
of the Federal Surveillance Service	[Signature]	S.A. Malyanov
for Communications	[Seal]

Federal Surveillance Service for Communications

Terms of Activities under License # 37169

1. CJSC Vimpel-Communications (the Licensee) shall comply with the term of this License.

2. The Licensee shall commence the provision of telecommunications services under this License not later than December 12, 2007.

3. The Licensee shall render services in accordance with this License throughout the territory of the Russian Federation.

Long-distance and international communications services may only be rendered hereunder after commissioning of the Licensee’s long-distance and international communications network in all political subdivisions of the Russian Federation.

4. Under this License the Licensee shall provide the subscriber and/or user* with:

a) long-distance connections using the fixed telephone network for:

voice data transmission;

facsimile messages;

data transmission;

b) international connections using the fixed telephone network for:

voice data transmission;

facsimile messages;

data transmission;

c) access to the public telecommunications network services, other than local, intrazone telephony and mobile telecommunications services;

d) access to the information and help service system;

5. The Licensee shall provide telecommunications services in compliance with the rules on provision of telecommunications services approved by the Government of the Russian Federation.

The Licensee shall render the following information and help desk services on a round-the-clock free-of-charge basis:

1) Issue a statement specifying the long-distance code of the locality, the international code of the country and foreign locality, the tariffs for long-distance and international telephony services, the status of the subscriber’s personal account, the time lag of the destination locality, the procedure to use automated long-distance and international telephony services and the phone numbers of operator services to order long-distance and international connections via an operator;

2) Receive information regarding a technical failure hindering the use of telephony services.

The Licensee may not refuse to enter into an agreement on provision of long-distance and international telephony services to the subscriber and/or user of a local communications operator.

The Licensee shall within one month after the day on which it obtains the network selection code publish in mass media an announcement on commencement of the relevant services by the operator and the network selection code allocated to it. The Licensee shall ensure that the same is published in all political subdivisions of the Russian Federation.

6. In the course of rendering the telecommunications services the Licensee shall observe the rules for interconnection of the telecommunications lines and interaction thereof approved by the Government of the Russian Federation, as they apply to the interconnection of the long-distance and international telephony network of the Licensee to the public telecommunications network, interconnection of other telecommunications networks to the long-distance and international telephony network of the Licensee, recording and throughput of traffic in the long-distance and international telephony network of the Licensee, and recording and throughput of traffic from and to the telecommunications networks of other operators.

The communications centers of the long-distance and international telephony network of the Licensee shall be located within the Russian Federation.

Transit international communications centers of the long-distance and international telephony network of the Licensee shall be located in at least two federal districts of the European part and at least two federal districts of the Asian part of the Russian Federation. All transit international communications centers of the long-distance and international telephony network of the Licensee are allied (linked by a common communications line). Each transit international communications center is allied with a communications center (centers) of the foreign state’s communications network.

Each federal district shall have a transit international communications center linked by communications lines not using common transmission lines and physical chains (independent communications lines) to at least two transit international communications centers and allied with six (one in each federal district) transit international communications centers. These seven transit international communications centers are allied.

If there are two or more transit international communications centers in one federal district each of them shall be linked by independent communications lines to at least two transit international communications centers, one of which shall be located in another federal district.

The Licensee shall create points of connection to its long-distance and international telephony network in each political subdivision of the Russian Federation. Each point of connection shall be linked by a communications line to one of the transit international communications centers located in the same federal district or forms part of one of the above communications centers.

The Licensee shall render connection services to the operators of the long-distance and international telephony networks, operators of the zone telephony networks. When rendering connection services the Licensee shall provide an opportunity to pass traffic between zone telephony networks operating in various political subdivisions of the Russian Federation, and between zone telephony networks and public telecommunications networks of foreign states.

On selection of the operator willing to obtain connection services and traffic throughput services the Licensee shall ensure interaction of its long-distance and international telephony network with such operator’s network using data link switching or packet switching.

7. This License is issued upon the review of the application for issuance of License without tender (auction, bidding). No license requirements relating to performance by the Licensee of obligations assumed by it in the course of tender (auction, bidding) towards receipt of the License, are established.

8. In the course of provision of service under this License the Licensee shall meet the requirements set forth in the course of radio frequency band allocation and radio frequency or channel designation.

9. The Licensee must have a management system of its telecommunications network complying with the normative requirements towards the telecommunications management systems established by the Federal Executive Authority for Telecommunications.

10. The Licensee shall ensure that the networks and communications devices meet the technical requirements set forth by the Federal Executive Authority for Telecommunications as agreed upon with the authorized state bodies carrying out criminal investigations, with the view to assist in conducting of such investigations, as well as take steps to prevent disclosure of the organizational and tactical techniques of such investigations.

*	Provision of services contemplated in this License can be supplemented by the provision of other services that are technologically interconnected with the services of the long-distance and international telephony services, and aimed at the increase of their customer value, if a separate license is not required therefor.

Deputy Head
of the Federal Surveillance Service	/s/ S.A. Malyanov
for Communications	[signature]	S.A. Malyanov

[seal]